Exhibit 99.2

English translation

Fresenius Medical Care AG

Hof (Saale)

Notification by Management Board
on the composition of the Supervisory Board of
Fresenius Medical Care AG
pursuant to Section 197 sentence 3 UmwG in conjunction with Sections 31 para. 3, 97 AktG

The Extraordinary General Meeting of Fresenius Medical Care AG & Co. KGaA ("FME KGaA") resolved on July 14, 2023 to convert FME KGaA into a stock corporation under the name "Fresenius Medical Care AG" ("Company") by way of a change of legal form in accordance with the provisions of the German Corporate Transformation Act ("UmwG") ("Change of Legal Form"). The change of legal form was completed on November 30, 2023 with the registration in the commercial register of the Local Court of Hof, and has thus become effective.

The change of legal form has resulted in a change with regards to corporate co-determination. Prior to the change legal form, neither the Supervisory Board of Fresenius Medical Care Management AG as the General Partner of FME KGaA nor the Supervisory Board of FME KGaA was subject to co-determination. The employees of FME KGaA and its group companies were previously attributed to Fresenius SE & Co. KGaA ("FSE") for the purposes of corporate co-determination. This attribution will no longer be made after the change of legal form takes effect, as the Company is no longer a “dependent company” of FSE as per stock corporation and co-determination law. Consequently, employees of the Company and its affiliated companies in Germany are no longer considered employees of FSE within the meaning of the German Co-Determination Act ("MitbestG") and are therefore no longer included in the election of employee representatives to the Supervisory Board of FSE.

With effectiveness of legal form change, the Company will go to direct co-determination, governed by the provisions of the MitbestG.

Therefore, the Company's Supervisory Board, which currently consists of six shareholder representatives, needs additions to be composed in accordance with the statutory provisions. The Supervisory Board is to be formed with equal numbers of shareholder and employee representatives , as follows:

As the Company and its group companies employ more than 2,000 but not more than 10,000 employees in their operations in Germany and no measures have been resolved or are planned that will lead to these thresholds being exceeded or fallen below these thresholds, a Supervisory Board ("Supervisory Board") with equal representation of shareholders and employees must be formed at the Company in accordance with Sections 95, 96 (1), 101 (1) sentence 1 of the German Stock Corporation Act ("AktG") and Sections 1 (1), 7 (1) sentence 1 no. 1 of the German Co-Determination Act and Section 8 (1) of the Company's Articles of Association ("Articles of Association"). The Supervisory Board must consist of six shareholder representatives and six employee representatives. In accordance with Section 96 (2) sentence 1 AktG, the Supervisory Board must be composed of at least 30% women and at least 30% men. In accordance with Section 7 para. 2 no. 1 MitbestG, the employee members of the Supervisory Board must include four employees of the Company, including one executive employee in accordance with Section 15 para. 1 sentence 2 MitbestG, and two trade union representatives.

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On July 14, 2023, the Extraordinary General Meeting of FME KGaA elected four of the six shareholder representatives to the Supervisory Board in accordance with Section 197 sentence 3 UmwG in conjunction with Section 31 (1) sentence 1 AktG. Two of the six shareholder representatives on the Supervisory Board were delegated to the Supervisory Board by FSE in accordance with Section 8 (2) of the Company's Articles of Association.

The employees employed within the German operations of the Company and its affiliated companies have been appointed to elect employee representatives to the Supervisory Board. The Supervisory Board will be composed in accordance with the statutory provisions specified in this announcement, if no party who would be authorized as per Section 98 (2) AktG files an appeal action to the competent court pursuant to Section 98 (1) AktG, the Nuremberg-Fürth Regional Court, within one month of publication of this notification in the Federal Gazette. If an appeal is filed to the competent court, the Supervisory Board shall be composed in accordance with the decision of the competent court following the legally binding conclusion of the proceedings.

Bad Homburg, in November 2023

Fresenius Medical Care AG
- The Management Board -

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